EXHIBIT 99.1

Fury Commences 2025 Drilling Program at the Éléonore South Gold Project

TORONTO, Feb. 03, 2025 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) announces that a drill has been mobilized to the greenfield exploration Éléonore South gold project located in the Eeyou Istchee Territory in the James Bay region of Northern Quebec (Figure 1). Drilling will target robust multi-faceted geological, geophysical, and geochemical gold anomalies within the same sedimentary rock package that hosts the Éléonore Mine. The fully funded first phase drilling campaign will comprise approximately 4,000 – 6,000 metres (m) targeting an interpreted fold nose within the Low Formation sediments. Within the prospective folded stratigraphy are six undrilled priority targets spanning over 3 kilometres (km) of strike length that have been identified through a combination of biogeochemical sampling and interpretation of magnetics and electromagnetics survey data (Figure 2)(see news release dated November 12, 2024).

The first phase of drilling will be focussed within a northwest-southeast structural corridor where a strong correlation between anomalous gold, stratigraphy, and structure has been identified (Figure 2). The drill targets occur in a structurally complex setting with little to no outcrop exposure and the targeting model will evolve with each hole drilled. The Company plans to complete approximately 15 of the 77 permitted drill holes as part of the first phase of drilling and will guide additional drilling based on the results and observations from this phase.

“We are thrilled to announce the commencement of drilling at the Éléonore South project, targeting the highly prospective Éléonore-style anomaly,” commented Tim Clark, CEO of Fury. “This milestone is particularly significant for Fury and was made possible following last year's consolidation to 100% ownership of the property. We believe this undrilled, extensive target represents substantial potential for a meaningful new discovery within our exploration pipeline.”

Éléonore South Project

The Éléonore South project is strategically located in an area of prolific gold mineralization with Newmont’s Éléonore Mine to the north and Sirios’ Cheechoo Deposit to the east (Figure 1). Two distinct styles of mineralization have been identified to date: structurally controlled quartz veins hosted within sedimentary rocks similar to the high-grade mineralization observed at the Éléonore Mine (Table 1); and intrusion-related disseminated gold mineralization similar to that seen within the Cheechoo Tonalite.

The planned first phase of drilling will target axial planar structures within the core of the folded Low Formation sediments (Figures 2 and 3). The program will be designed to intercept the interpreted structures at various depths along strike. The geological data gained from each drill hole will be reincorporated into the targeting matrix to further evolve the targeting model. Interpretation of the geophysical data in three dimensions paired with Fury’s updated geological model shows the target areas lie within the core of a westerly plunging regional scale fold nose. The target gold anomalies highlight discrete secondary fold structures and lie along a series of interpreted deep-rooted structures (Figure 3). Pristine gold grains, from historical work in the area, were identified down ice from the targets. These gold grains were interpreted to be near to source with minimal transport likely ruling out currently known bedrock gold sources in the project area adding further weight to the prospectivity of the biogeochemical gold targets (Figure 2).

Table 1: Regional styles of gold mineralization

Category	Éléonore Style
Mineralization	Quartz-diopside-tourmaline-sulphide veins and stockwork. Silica-carbonate-diopside-actinolite-phlogopite alteration.
Geometry	5-6 m, up to 20 m wide
Geology	Massive to thinly bedded wacke, pelite, conglomerate. Pegmatites.
Structure	Folded stratigraphy, strong strain zones
Geochem	Au-As
Geophysics	Chargeability highs associated with mineralization
Analogues	Éléonore (32.6Mt @ 7.8g/t Au)

Figure 1: Éléonore South Project Location showing the regional scale gold anomalies identified to date.

Figure 2: Location of the six Éléonore style drill targets on magnetic susceptibility background at the Éléonore South Project. Gold Biogeochemical anomalies with permitted drill locations in relation to interpreted structures on top of magnetics data which clearly defines the folded Low Formation sedimentary package. Section Lines for Figure 3.

Figure 3: Selected North South Sections viewing the targeted vertical structures defined by LiDar and magnetics interpretation with proposed drill traces.

“The level of excitement among the technical team is palpable as we commence the first-ever drill program targeting Éléonore style mineralization within the Éléonore South project area. The six targets identified are large scale so we will be looking to be as efficient as possible staying on top of the drill bit and constantly updating and tweaking the targeting matrix. We benefit from direct experience at Éléonore on our team and feel confident in the targeting completed to date,” commented Bryan Atkinson, P.Geol., SVP Exploration of Fury.

Biogeochemical Sampling

Biogeochemical samples were taken by collecting approximately 200 grams of black spruce twigs and sent to ALS Lab in Vancouver, BC (ISO/IEC 17025:2017 and ISO 9001:2015 accredited facility) for preparation and analysis. Preparation included drying, separation of needles from twigs and ashing of needles only at 475°C for 24 hours (VEG-ASH01). Ashed samples are analyzed for 65 elements using nitric/hydrochloric acid digestion with ICP-MS finish (ME-VEG41a). QA/QC programs using lab duplicates, standards, and blanks indicate good accuracy.

Valérie Doyon, P.Geo, Senior Project Geologist at Fury, is a "qualified person" within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited
Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 51 million common share position in Dolly Varden Silver Corp (16.25% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:
Margaux Villalpando, Manager Investor Relations
Tel: (844) 601-0841
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language
This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Forward-looking statements contained in this release primarily relate to statements that suggest that the future work at Éléonore South will potentially increase or upgrade the gold resources.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2023 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company's Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.

All figures accompanying this announcement are available at:
https://www.globenewswire.com/NewsRoom/AttachmentNg/31ba97c8-08b5-4034-a4d5-e13766e290b7
https://www.globenewswire.com/NewsRoom/AttachmentNg/fa744363-d70e-48bd-95bc-23d666df8fa4
https://www.globenewswire.com/NewsRoom/AttachmentNg/16d65827-0b70-4d0f-b23c-8cbe85c31e92